SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

 RYANAIR IS HIGHEST RATED AIRLINE IN THE WORLD BY STANDARD AND POOR'S

 €70M SHARE BUYBACK COMPLETED

Ryanair Holdings Plc today (20 Mar) announced that it received a BBB+ rating (modified from a-) from Standard & Poor's making it the highest rated airline in the world.  This rating reflects the fundamental strength of Ryanair's business model which has delivered a track record of high levels of profitability, superior cash generation, and a very strong balance sheet with low levels of leverage.  Ryanair has undertaken the rating process (with Citibank as advisors) as part of its plans to access capital markets to source secured and unsecured debt financing for its new 175 Boeing 737-800 aircraft order.

Ryanair has also completed a €70m systematic share buyback programme announced in December 20, 2013 bringing the total share buybacks in FY14 to €484m.

Ryanair's CFO & Deputy Chief Executive Howard Millar said:

"We are very pleased with the Standard & Poor's rating of BBB+ (modified from a-), which makes Ryanair the highest rated airline in the world and reflects the financial strength of Ryanair's business model. The successful achievement of this BBB+ rating is part of our plan to access the capital markets to finance the purchase of our 175 Boeing 737-800 order via both secured and unsecured debt offerings.  The BBB+ rating will enable us to achieve lower cost financing to ensure that we continue to have the lowest costs and the lowest fares in Europe.

The completion of our €70m systematic share buyback programme announced in December brings the total share buybacks completed in FY14 to €484m significantly ahead of our original €400m target".

For further information
please contact:            Robin Kiely                           Joe Carmody
                                       Ryanair Ltd                          Edelman
                                       Tel: +353-1-9451212         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 March, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary